SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                            GUARDIAN INTERNATIONAL, INC.

                                (Name of Issuer)


             Class A Voting Common Stock, Par Value $.001 Per Share

                         (Title of Class of Securities)


                                   401376 10 8

                                 (CUSIP Number)

                                 Rita A. Sharpe
                                   President
                               Westar Capital, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020

                                   Copies to:

                            John K. Rosenberg, Esq.
                              818 Kansas Avenue
                             Topeka, Kansas 66612
                                (785) 575-6535


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 24, 1997

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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CUSIP NO. 401376 10 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc; 48-1092416

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [   ]
                                                              (b)  [ x ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS
                                                                 WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             Kansas

                    7.  SOLE VOTING POWER
  NUMBER OF                                                   4,760,000
    SHARES
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY                                                   0
    EACH
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                                                     4,760,000
    WITH

                    10. SHARED DISPOSITIVE POWER
                                                             0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                              4,760,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     43.8%

14.  TYPE OF REPORTING PERSON
                                                                     CO


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         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules
and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on October 24, 1997, (the "Statement"), with respect to the Class A Voting Common Stock, par value $.001 per share (the "Shares") of Guardian International, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


         Item 1. SECURITY AND ISSUER.

         No material change.

         Item 2. IDENTITY AND BACKGROUND.

         No material change.

         Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price (excluding commissions) for the 79,700 Shares and 1,875,000 shares of Series A 9 3/4% Convertible Cumulative Preferred Stock (the "Preferred Stock") purchased by the Reporting Person since the filing of the Statement was $3,895,689.50. Such Shares were acquired with general capital funds of the Reporting Person.

         Item 4. PURPOSE OF THE TRANSACTION.

         In order to purchase Shares at what the Reporting Person considered to be favorable market prices, the Reporting Person decided to purchase 79,700 Shares in open market transactions, as more fully set forth in Item 5 below. On November 24, 1997, the Reporting Person acquired upon exercise of options 1,875,000 shares of Preferred Stock. The Preferred Stock is convertible into Shares on a one-for-one basis at the election of the Reporting Person. On November 24, 1997, the Reporting Person transferred all of the Shares and the Preferred Stock reported in the Statement to Protection One, Inc., a Delaware corporation ("Protection One") and assigned all of its rights under the Stock Subscription Agreement, Shareholder Agreement and Registration Rights Agreement to Protection One in connection with the contribution by Western Resources, Inc., a Kansas corporation and the direct parent of the Reporting Person, of its security businesses to Protection One and the issuance by Protection One of approximately 82% of its common stock, on a fully diluted basis, to the Reporting Person (together, the "Protection One Transaction").

         Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted in its entirety and restated as follows:

         (a) According to the Issuer's Report on Form 10-Q for the period ending September 30, 1997, there were 8,996,804 Shares issued and outstanding as of November 14, 1997. The Reporting Person beneficially owns (within the meaning of Rule 13d-3) 4,760,000 Shares, constituting approximately 43.8% of the above-noted total amount of issued and outstanding Shares (and assuming that the 1,875,000 Shares into which the Preferred Stock is convertible are outstanding).

         (b) As a result of the consummation of the Protection One Transaction, the sole power to vote or direct the vote of the Shares was transferred to Protection One, of which the Reporting Person now owns approximately 82% of the common stock on a fully diluted basis.

         (c) Since the filing of the Statement, the Reporting Person acquired 79,700 Shares in open market transactions, and exercised options for 1,875,000 shares of Preferred Stock issued directly by the Issuer. Set forth below is a table identifying and describing such open-market purchases of Shares:

 Shares                    Price per Share                        Date of
Purchased                                                         Purchase
------------------------------------------------------------------------------
 40,000                         1.781                             11/18/97
 24,700                         1.875                             11/19/97
 15,000                         1.875                             11/20/97


     The Shares and the Preferred Stock described in the Statement were transferred to Protection One on November 24, 1997, in connection with the consummation of the Protection One Transaction.


         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

         Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No material change.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     WESTAR CAPITAL, INC.


                                     By:  /s/ Marilyn Dalton
                                          Name:  Marilyn Dalton
                                          Title: Secretary and Treasurer


Dated:         November 25, 1997


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